The merger of Hewitt with Aon will create a global leader in human capital solutions with the following strengths:
Combined Aon Hewitt revenues of $4.3 billion and 29,000 associates globally
Leading global brand and client service recognized worldwide
Complementary product and service portfolio across consulting, benefits outsourcing and HR business process outsourcing
Diversified presence across large corporate and middle market globally
Strategic Rationale – Aon Hewitt

Filed by Hewitt Associates, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Hewitt Associates, Inc.
Commission File No.: 001-31351

Highly Complementary Product and Service Portfolio
Aon Consulting
FY09 Revenue
$1.3 billion
Hewitt
FY09 Net Revenue
$3.0 billion
Aon Hewitt
FY09 Net Revenue
$4.3 billion
Combination creates industry-leading product and service portfolio
Business lines focused on growth segments of the market

HR BPO
$480
16%
HR BPO
$480
11%
Consulting
$1,012
33%
Consulting
$2,087
49%
Consulting
$1,075
85%
Benefits
Outsourcing
$191
15%
Benefits
Outsourcing
$1,550
51%
Benefits
Outsourcing
$1,741
40%

Hewitt
Brand
Globally recognized as one of the foremost HR
consulting and outsourcing providers
Benefits
Outsourcing
Industry-leader in global large corporate
segment serving over 21 million participants
Health &
Benefits
Industry-leading strategies, data and analytics
and program management focused on large
corporate segment
Strengthens Combined Client-Serving Capabilities
Retirement
Top-3 retirement firm with broad based
capabilities across actuarial, pension risk,
defined contribution and investment consulting
Talent &
Human Capital
Global, full spectrum capabilities spanning
leadership, talent and performance, HR
effectiveness and corporate transactions
HR BPO
World’s largest HR BPO provider serving
approximately 700,000 participants
Compensation
Complete range of compensation and rewards
services backed by powerful research and data
Strong brand in middle market benefits
Approximately $200 million outsourcing practice
focused on middle market
Aon Consulting
One of the largest, wholly-owned networks of
worldwide offices with extensive specialized
global resources
Broad-based actuarial, pension risk and
investment consulting
US based practice focused on talent
management
Not serving HR BPO clients
Delivering a sector-based analytical approach
with industry-leading brands of Radford &
McLagan

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of
1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt to approve the proposed merger; the failure of the stockholders if Aon to approve the issuance of Aon common stock to Hewitt stockholders; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions;
general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; funding of Aon’s various pension plans;
changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt
Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies; and the ability to realize the anticipated benefits to Aon of the Benfield merger.  Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and
Exchange Commission (the “SEC”).  See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the
fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving Aon and
Hewitt.  In connection with the proposed transaction, Aon and Hewitt will be filing documents with the SEC, including the filing by Aon of a registration statement on Form S-4, and Aon and Hewitt intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Aon. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the
SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street,
Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to
Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.
Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7,
2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the
SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.